SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of February, 2002

                              ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.
                 (Translation of registrant's name into English)

            Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands
                    (Address of principal executive offices)

               [Indicate by check mark whether the registrant
            files or will file annual reports under cover of Form
            20-F or Form 40-F.]

                              Form 20-F    X     Form 40-F
                                         -----             -----

               [Indicate by check mark whether the registrant by
            furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                    Yes          No  X
                                        ----       -----

            Schedule of Information Contained in this Report:

          1. The English language press release of ABN AMRO Holding N.V. announcing the annual results for the year 2001, dated February 14, 2002.

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-49198.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ABN AMRO Holding N.V.


Date: February 21, 2002             By: /s/ R.W.J. Groenink
                                       ---------------------------------
                                       Name:   R.W.J. Groenink
                                       Title:  Chairman of the Managing
                                               Board

                                    By: /s/ T. de Swaan
                                       ---------------------------------
                                       Name:   T. de Swaan
                                       Title:  Member of the Managing
                                               Board

                                    ABN AMRO Bank N.V.


Date: February 21, 2002             By: /s/ R.W.J. Groenink
                                       ---------------------------------
                                       Name:   R.W.J. Groenink
                                       Title:  Chairman of the Managing
                                               Board

                                    By: /s/ T. de Swaan
                                       ---------------------------------
                                       Name:   T. de Swaan
                                       Title:  Member of the Managing
                                               Board

PRESS RELEASE

                                                    AMSTERDAM, 14 FEBRUARY 2002


ABN AMRO REPORTS FULL YEAR 2001 RESULTS:
GOOD OPERATING RESULT IN A DIFFICULT ENVIRONMENT

FULL YEAR 2001
o  Full year revenues up (+2%), operating result relatively stable (-3.9%);
o Expenses are trending down in the second half of 2001 due to effective cost management;
o  Provisioning up, due to poor market conditions, affecting net profit;
o  Full year dividend unchanged at EUR 0.90;

FOURTH QUARTER 2001

o Fourth quarter revenues, operating result and net profit up despite weak market conditions;
o  Operating expenses stable, resulting in improved efficiency ratio;
o Provisioning up, due to the failure of several major corporates in the fourth quarter;
o  Tier 1 ratio improved to 7.03%, in line with target;

NEW BUSINESS MODEL
o  New business model proves its value;
o Client coverage model in place; integration of corporate and investment bank completed;
o  First signs of success of new service concept in the Netherlands visible;
o  Clustering of US retail operations succesfully completed;
o  Divestiture programme in 11 countries successfully completed;
o  WCS' programme for capital management and reduction on course;
o Emergence of MfV as a key element in resource allocation and strategic decision making.


KEY FIGURES GROUP RESULTS FOURTH QUARTER AND FULL YEAR 2001
---------------------------------------------------------------------------------------------------------------------
(in millions of euros and %)                                    2001                             YEAR
                                                  ---------------------------------- --------------------------------
                                                      Q4         Q3       % CHANGE       2001     2000     % CHANGE
                                                  --------- ---------- ------------- ---------- ---------- ----------

Operating result                                     1,279       1,218        5.0        5,063     5,267      (3.9)
Provisioning for loan losses / FAR                     598         308       94.2        1,426       585      143.8
Operating profit before taxes                          715         858     (16.7)        3,613     4,725     (23.5)
Extraordinary results, net                            (95)                                 867     (599)
Net profit                                             438         476      (8.0)        3,230     2,498       29.3
Net profit excl. sale EAB / restructuring charges      533         476       12.0        2,363     3,097     (23.7)
Earnings per share (in euros)                         0.34        0.30       13.3         1.53      2.04     (25.0)
Efficiency ratio                                     72.9%        73.9%                  73.1%     71.5%

                                                   31 DEC 01   30 SEP 01   % CHANGE  31 DEC 01   31 DEC 00 % CHANGE
                                                  -------------------------------------------------------------------
(in billions of euros and %)
Total assets                                         597.4       597.7       (0.1)      597.4       543.2      10.0
Group capital                                         34.0        32.7         4.0       34.0        32.5       4.6
Risk-weighted assets                                 273.4       274.2       (0.3)      273.4       263.9       3.6

BIS capital ratio                                   10.91%      10.10%                 10.91%      10.39%
BIS tier 1 ratio                                     7.03%       6.47%                  7.03%       7.20%
---------------------------------------------------------------------------------------------------------------------


LETTER TO THE SHAREHOLDER



Dear Shareholder,

On behalf of the Managing Board, I would like to report to you on ABN AMRO's performance in 2001.

Weak market conditions, seen in the first half of the year, continued and significantly worsened in the second half of the year. The tragic events in the United States in September have had a substantial impact on the global economic outlook and consumer confidence. The collapse of major corporates in the fourth quarter have further aggravated the situation.

ABN AMRO has performed relatively well despite the aforementioned economic circumstances and the implementation of the restructuring programme in the midst of it all. Overall revenues have held up well, while the operating result has been relatively stable. We believe that the resilience of our revenue and operating line can be attributed to the composition of our businesses. Our portfolio of businesses - with its mix of clients, products and geography - has enabled us to offset, to a large extent, the impact of the weak market conditions.

As I have mentioned in the past, an inevitable aspect of the weaker economic and market conditions is the level of provisioning. Provisioning has increased substantially during the course of the year and this has clearly affected the bottom line.

In terms of the restructuring, the two main projects - Business Unit Netherlands and Wholesale Clients - are on track. We are, indeed, very proud of the manner in which our people have kept their focus on servicing our clients, despite the aggravation and the anguish that the process has brought. In the Netherlands, the implementation of the staff redundancy programme and the closure of branches is going in accordance with our overall plan. Equally, in our Wholesale business, we have taken additional measures in response to the cyclical downturn. These measures have led to substantial job losses. We recognise the pain, however, the measures were necessary to create a sustainable and profitable future for our staff, clients, and shareholders.

Our focus on further strengthening our retail and asset gathering franchises in Europe remains the central plank of our strategic goal. In that context, we have made considerable progress in aligning the three strategic business units. Several initiatives to increase synergies and reduce duplications are currently being implemented. Furthermore, in line with Managing for Value, a continuous process of goal setting, strategy development, resource allocation - and subsequently reaching agreement on performance - has been put in place. The end-goal of this exercise is to create value for our shareholders. However, shareholder value can only be created if we first of all create value for our clients and this can only be done by motivated employees. Therein lies the genesis of our shareholder-based approach.

In sum, we can conclude that 2001 has been an extraordinary and a difficult year, in which we have achieved a great deal despite the challenges. We are fundamentally a stronger institution today compared to a year ago. We would not have achieved this without the resilience and perseverance of our people. We are well on our way to becoming a better bank for our clients, our employees and our shareholders.

With respect to the outlook for 2002, we remain cautious about the health of the US and the European economies, despite some recent positive signs. We do not expect a meaningful economic recovery until the end of the year. The weak market conditions seen in the second half of 2001 are expected to continue into 2002.

Consequently, we expect top line revenue to be in line with 2001. Inherent to the outlook is the assumption that performance in the first half of 2002 will be lower than the first half of 2001. Given the economic outlook, we have assumed a slightly higher level of provisioning in 2002. These assumptions are conservative but they are much in line with our prudent risk management policies and philosophy. The restructuring process, however, is beginning to bear fruit. We, therefore, expect operating expenses to decline sufficiently to offset the impact of the sizeable reinstated Pension Fund costs in the Netherlands and the aforementioned slightly higher level of provisioning. Consequently, we expect continued improvement of our operating performance and of the quality of our income stream.

Needless to say, should there be a positive change in the economic conditions earlier than expected, we are well positioned, in terms of our people and clients, to benefit from it.


Yours sincerely,



Rijkman Groenink
Chairman of the Managing Board


ABN AMRO GROUP

-----------------------------------------------------------------------------------------------------------
(in millions of euros and %)                         2001                              YEAR
                                        --------------------------------- ---------------------------------
                                           Q4         Q3       % CHANGE      2001       2000      % CHANGE
                                        --------- ---------- ------------ ---------- ---------- -----------

Net interest revenue                       2,629      2,539         3.5      10,090      9,404        7.3
Revenue from participations                  105         81        29.6         455        451        0.9
Net commissions                            1,306      1,268         3.0       5,214      5,880     (11.3)
Results from financial transactions          306        340      (10.0)       1,552      1,569      (1.1)
Other revenue                                380        446      (14.8)       1,523      1,165       30.7
                                        --------   --------               ---------   --------
Total revenue                              4,726      4,674         1.1      18,834     18,469        2.0
Operating expenses                         3,447      3,456       (0.3)      13,771     13,202        4.3
                                        --------   --------               ---------   --------
Operating result                           1,279      1,218         5.0       5,063      5,267      (3.9)
                                        ========   ========               =========    =======

Efficiency ratio                           72.9%      73.9%                   73.1%       71.5%
-----------------------------------------------------------------------------------------------------------


The overall performance of the group in 2001 is characterised by four factors - the state of the global economy, the restructuring programme, the client-product mix and the determination of our staff.

Full year revenues increased by 2.0% compared to 2000 against the backdrop of weak market conditions and the group's restructuring programme. The resilience of revenues is a reflection of the client-product mix of the group. Predictably, market-dependent commission income and trading income streams have declined during the year. However, this was more than offset by the growth in net interest revenue and other revenue (mainly related to lease and mortgage servicing rights). Net interest revenue has been a defining element in the growth and stability of the overall revenue stream.

Expenses were stable in the fourth quarter, notwithstanding the substantial increase in expenses in the BU United States and BU Brazil. Brazil's performance was clearly impacted by the collective labour agreement, while the US was affected by the increased volume of mortgage origination activity, which has led to an increase in mortgage-related expenses. Cost reduction measures in the Wholesale Clients SBU (WCS) - structural and in response to the cyclical downturn - are beginning to have an impact. At group level, expenses for the year have increased by 4.3% compared to 2000. The trend, as such, is skewed by a substantial increase during the second quarter. Expenses were higher in the second quarter due to the timing of acquisitions and divestitures and currency translation effects. In sum, the underlying trend in operating expenses, as seen in the last two quarters of the year, is good.

The level of provisioning for the year was substantially higher at EUR 1,426 mln
- an increase of 144% compared to 2000. The collapse of several large corporates during the year, coupled with a deterioration of the SME portfolio in the US, have largely contributed to the increase. It is noteworthy that the current level of provisioning for the group - at 52 basispoints of risk-weighted assets
- is well within sustainable and acceptable levels. Despite the increase in the level of provisioning, the overall quality of the portfolio remains satisfactory. The weighted average UCR (Uniform Credit Ratings), a measure of credit quality, remains solidly within investment grade. Given the economic outlook, we have assumed a slightly higher level of provisioning in 2002.

The overall tax burden for the year declined by 24.6%; in line with the operating profit (post-provisioning) for the group. The effective tax rate remained flat at 28% for the year compared to 2000. Risk-weighted assets (RWA), after falling in the third quarter, have remained relatively stable at EUR 273 bn at year-end. The Tier I ratio stood at 7.03% and the total capital ratio at 10.91% as at 31 December 2001.

Cost reductions associated with the restructuring are on course; at the end of 2001, total charges against the restructuring provision are EUR 582 mln, of which EUR 96 mln by C&CC, EUR 469 mln by WCS and EUR 17 mln by PCAM.

As part of the restructuring, ABN AMRO had announced that it would exit approx. 11 countries and discontinue parts of its operations (mainly retail businesses) in a number of other countries. Apart from the sale of European American Bank in the US, the sale of the Hungarian life insurance company Mebit and the transfer of the remainder of our Hungarian business into a joint venture with KBC, to date, ABN AMRO has sold all its activities in 9 countries: Aruba, Bahrein, Bolivia, Ecuador, Kenya (with the exception of a representative office), Morocco, Panama, Sri Lanka and Suriname. Additionally, the retail operations in Argentina, Chile and Venezuela as well as the onshore banking activities in the Netherlands Antilles and the brokerage business in Greece were sold.



THE CONSUMER & COMMERCIAL CLIENTS SBU

-------------------------------------------------------------------------------------------------------------------
(in millions of euros and %)                                2001                              YEAR
                                              ---------------------------------- ----------------------------------
                                                  Q4         Q3       % CHANGE      2001       2000      % CHANGE
                                              ---------- ---------- ------------ ---------- ---------- ------------

Net interest revenue                               1,696      1,677        1.1        6,812      6,970       (2.3)
Net commissions                                      447        463      (3.5)        1,852      1,988       (6.8)
Results from financial transactions                  127         62      104.8          272        266         2.3
Other revenue                                        272        332     (18.1)        1,267        802        58.0
                                              ---------- ----------              ---------- ----------
Total revenue                                      2,542      2,534        0.3       10,203     10,026         1.8
Operating expenses                                 1,851      1,739        6.4        7,052      6,809         3.6
                                              ---------- ----------              ---------- ----------
Operating result                                     691        795     (13.1)        3,151      3,217       (2.1)
Provisioning for loan losses / FAR                   206        200        3.0          802        612        31.0
Value adjustments to financial fixed assets          (2)          4                       2
                                               --------- ----------              ---------- ----------
Operating profit before taxes                        487        591     (17.6)        2,347      2,605       (9.9)
Taxes                                                143        135        5.9          584        700      (16.6)
                                              ---------- ----------              ---------- ----------
Profit after taxes                                   344        456     (24.6)        1,763      1,905       (7.5)
Minority interests                                    19         17       11.8           99        129      (23.3)
                                              ---------- ----------              ---------- ----------
Net profit                                           325        439     (26.0)        1,664      1,776       (6.3)
                                              ========== ==========              ========== ==========

Efficiency ratio                                   72.8%       68.6%                  69.1%      67.9%

                                               31 DEC 01  30 SEP 01   % CHANGE    31 DEC 01  31 DEC 00   % CHANGE
                                              ---------- ---------- ------------ ---------- ---------- -------------

Staff (fte)                                       73,736     74,621      (1.2)       73,736     75,867       (2.8)
(in billions of euros)
Total assets                                       242.8      229.8        5.7        242.8
Risk-weighted assets                               158.2      158.9      (0.4)        158.2      157.4         0.5
--------------------------------------------------------------------------------------------------------------------
NB. The 2000 numbers stated above are pro forma


The full year performance of the Consumer & Commercial Clients (C&CC) SBU reflects the robustness and sustainability of our retail franchises. While market conditions deteriorated significantly in the course of 2001, C&CC was able to sustain the strong performance level of 2000. Revenues for the full year increased by 1.8% to EUR 10,203 mln, while operating expenses were up 3.6% to EUR 7,052 mln, compared to 2000. The biggest impact of the weaker market conditions on the performance of C&CC in 2001 is evidenced in the increase in provisioning. Provisioning in C&CC increased 31.0% to EUR 802 mln, or 51 basispoints of risk-weighted assets in 2001, compared to EUR 612 mln, or 39 basispoints of risk-weighted assets in the preceding year. Approx. 42% of the provisioning in 2001 is consumer loans related, while the remainder is related to commercial loans.

The overall performance of C&CC in the fourth quarter was mixed. While revenues and provisioning were stable compared to the third quarter, expenses increased. Consequently, net profit decreased 26.0% to EUR 325 mln. The average appreciation of the Brazilian real (2.0%) and the US dollar (0.7%) against the euro were limited. Consequently, the impact of currency translation effects on performance in the fourth quarter was negligible.

C&CC was able to sustain the revenue level of the third quarter - bringing in EUR 2,542 mln in the fourth quarter - despite the ongoing deterioration in market conditions in virtually all markets where C&CC operates. The slight decrease in net interest revenue in the Netherlands and Brazil in the fourth quarter was more than compensated for by higher net interest income in North America and the other markets in which C&CC operates.

Taking into account the substantially less favourable market conditions, net commissions held up reasonably well in the fourth quarter, experiencing only a small decrease (3.5%) to EUR 447 mln in the fourth quarter compared to EUR 463 mln in the third quarter.

Results from financial transactions experienced a strong quarter on the back of the relatively volatile trading environment, notably in Brazil. Additionally, the continued strong refinance demand and loan prepayments within the mortgage servicing portfolio in the US - thereby negatively affecting the value of the mortgage servicing rights (MSR) - were the main drivers for the decrease in other revenue.

Operating expenses for the quarter increased by 6.4% to EUR 1,851 mln. Except for a slight decrease in expenses in the BU Other, expenses in the other BUs within C&CC increased substantially; notably in Brazil (19.7%) and to a lesser extent in the US (7.1%). The increase in operating expenses in Brazil was, to a large extent, due to higher staff costs as part of the collective labour agreement and higher automation and advertising costs. In the US, the increase can mainly be attributed to increased mortgage origination activity and higher incentive compensation.

The level of provisioning for C&CC increased marginally by 3.0% to EUR 206 mln in the fourth quarter, compared to EUR 200 mln in the preceding quarter. Although provisioning levels were lower in the Netherlands and stable in the US, this could only partly compensate for the higher provisioning levels in the rest of the world and Brazil, the latter being mainly driven by a one-off additional provisioning of EUR 14 mln in the consumer finance portfolio.

BUSINESS UNIT NETHERLANDS (PLEASE REFER TO ANNEX 4)

Revenues held up well in the fourth quarter, notwithstanding the continued slowdown in the Dutch economy and the fact that the BU Netherlands (BU NL) is in the midst of an extensive restructuring programme. Overall, revenues increased slightly by 1.8% to EUR 776 mln, compared to EUR 762 mln for the third quarter. The slight decrease in net interest revenue is the result of an additional transfer of clients from the BU NL to WCS. Taking this into account the underlying trend in net interest revenue growth is positive, reflecting the current positive interest rate environment. Additionally, results from financial transactions experienced a positive impact due to a retroactive adjustment concerning the transfer of the regional treasury desks from WCS to the BU NL.

Operating expenses marginally increased by 3.0% to EUR 656 mln in the fourth quarter, from EUR 640 mln in the third quarter. The increase in expenses was driven by costs that were related to the introduction of the euro and by an increase in marketing costs. Additionally, expenses increased due to a decision of the Dutch banks to jointly continue with only one electronic payment card (so-called "Chipknip"). As a consequence the banks have decided to jointly bear the one-off costs related to the discontinuation of the alternative electronic payment card. The aforementioned increases in expenses were partly offset by a decrease of 10.9% in staff costs. In the fourth quarter of 2001, the workforce of the BU NL decreased by 809 FTE, resulting from a decrease in the number of full time employed staff by 1,391, which was partly offset by an increase in temporary staff of 582 FTE.

Consequently, operating result for the fourth quarter stabilised at EUR 120 mln and the efficiency ratio deteriorated marginally to 84.5%.

The asset quality of the Dutch loan book so far has not experienced a visible negative impact from the slowdown in the Dutch economy. Especially the mortgage loan book again showed its robustness with a consistent provisioning level through the cycle of only 2 to 6 basispoints of risk-weighted assets. As a result, the level of provisioning decreased to EUR 22 mln in the fourth quarter, compared to EUR 34 mln in the previous quarter.

Risk-weighted assets decreased 11.3%, or EUR 6.9 bn, to EUR 54.3 bn in the fourth quarter, compared to EUR 61.2 bn in the third quarter. This substantial decrease can be attributed to a securitisation programme of EUR 5 bn of SME-related loans, that was executed in the fourth quarter, and to a transfer of clients from the BU NL to WCS (EUR 1.7 bn).

UPDATE ON RESTRUCTURING

15 January 2002 marked the end of the period in which 75% of the employees of the BU NL could express their intention to make use of the voluntary staff departure scheme. At the end of the period, 6,673 employees have opted to resign voluntarily while at the same time receiving the so-called "voluntary leaver premium", or have opted for the early retirement scheme.

Now that the results of the staff departure scheme are known, the process of staffing the new organisation has been started. Simultaneous to the implementation of the new service concept in the different regions, a carefully developed selection procedure will be carried out to ensure that the right people will be deployed in the right positions. If no suitable employment can be found, employees will be referred to the mobility centres for support and guidance in their search for new employment, either within or outside the bank.

The composition and the number of employees that have opted for the "voluntary leaver premium" (5,595 staff members) or the early retirement premium (1,078 staff members) differs from what was initially expected. As such, this will lead to a higher level of redundancy payments, for which a gross additional provision of EUR 147 mln has been taken in 2001. This amount has been accounted for as an extraordinary item in the Corporate Centre (please refer to page 13). Please note that the composition and the number of employees that have opted to leave does not in any way affect our ability to deliver a satisfactory level of service to our clients.

BUSINESS UNIT UNITED STATES (PLEASE REFER TO ANNEX 4)

Revenues in the BU United States (BU US) only marginally decreased by 2.5% to EUR 1,044 mln in the fourth quarter, compared to EUR 1,071 mln in the third quarter.

Again in the fourth quarter, the ongoing deterioration of market conditions in the US prompted quick action by the Federal Reserve to lower interest rates in an effort to stimulate the economy and encourage consumer confidence. The three interest rate cuts, totalling 125 basispoints in the fourth quarter, resulted in a steepening of the yield curve, thereby positively impacting the net interest revenue line. Consequently, net interest revenue in the fourth quarter increased by 8.0%, or EUR 50 mln, to EUR 675 mln, compared to EUR 625 mln in the third quarter.

Lower long-term interest rates, influenced by several factors including recently announced Federal Reserve plans to retire long-term bonds, resulted in the lowest mortgage rates in history, thus creating unprecedented mortgage demand. On the positive side, this boosted gains on sale of mortgages and other mortgage related fees. On the downside, the lower interest rates fuelled refinance demand and loan prepayments within the mortgage-servicing portfolio, thereby negatively affecting the value of the mortgage servicing rights (MSR), reflected in the other revenue line. The net result was a decline in non-interest revenue - mainly in other revenue - which will typically be offset by origination gains over the ensuing quarters. Additionally, other revenue was positively impacted by EUR 44 mln due to the sale of 29 branches.

Operating expenses increased by 7.1%, or EUR 42 mln, to EUR 632 mln in the fourth quarter, compared to EUR 590 mln in the previous quarter. The increase can mainly be attributed to the higher volume of mortgage origination activity that necessitated an increase in mortgage-related expenses and to higher incentive compensation related to an increase in incentive accruals at the end of the year.

Consequently, the operating result for the quarter decreased by 14.3% to EUR 412 mln, from EUR 481 mln in the third quarter, while the efficiency ratio deteriorated to 60.4% compared to 55.2% in the third quarter.

Loan loss provisioning in the BU US stabilised in the fourth quarter at EUR 115 mln. Provisioning related to the leveraged finance book within the BU US accounted for over 20% of the total provisioning in the BU US in 2001. At the start of 2001 it was decided to end this business and consequently run down the portfolio. As a result, the size of the leveraged finance book substantially decreased from approx. EUR 2.5 bn at the beginning of the year, to approx. EUR
1.5 bn at the end of 2001.

Risk-weighted assets for the fourth quarter stood at EUR 73.5 bn, an increase of EUR 4.2 bn compared to the third quarter. The increase is of a temporary nature due to the increased level of mortgage activity in the fourth quarter; subsequent securitisation of the assets will ensure a quick reduction.

BUSINESS UNIT BRAZIL (PLEASE REFER TO ANNEX 4)

The performance of Brazil was affected by the general slowdown in world market economies, the ongoing crisis in Argentina and the average appreciation of the Brazilian real against the euro (2.0%).

Taking the above into account, revenues for the fourth quarter showed a relatively robust performance, by increasing 7.4%, or EUR 34 mln, to EUR 493 mln, compared to EUR 459 mln in the third quarter. Actual inflation (higher than targeted by the Brazilian Central Bank) prevented a decline in the basic interest rate, affecting credit volumes. The negative impact this had on net interest revenue was more than offset by higher revenues in net commissions and results from financial transactions. The significant increase in results from financial transactions was mainly driven by treasury results due to high market volatility.

Operating expenses increased 19.7%, or EUR 59 mln, to EUR 358 mln in the fourth quarter, compared to EUR 299 mln in the third quarter. Despite strict cost management, expenses increased which - to a large extent - was driven by the outcome of the final collective labour agreement that was reached for the entire banking industry. Additionally, expenses were driven by higher advertising and automation costs.

Due to the fact that the increase in operating expenses outpaced the growth in revenues, the operating result for the fourth quarter was 15.6%, or EUR 25 mln, lower than the previous quarter and the efficiency ratio deteriorated to 72.6%.

Provisioning in the fourth quarter increased 22.5% to EUR 49 mln, compared to EUR 40 mln in the third quarter. The increase in provisioning was due to a one-off additional provisioning of EUR 14 mln in the consumer finance portfolio. The overall quality of the Brazilian portfolio continues to be sound and compares favourably to local peers.

Taxes in the BU Brazil stood at EUR 34 mln in the fourth quarter, compared to EUR -7 mln in the third quarter. This substantial increase in taxes is solely driven by the average appreciation (2%) of the Brazilian real against the euro in the fourth quarter, compared to a significant average depreciation (14%) in the third quarter. It is noteworthy that our net tax position in Brazil is affected by the appreciation as well as depreciation of the Brazilian real.

The Brazilian economy faced severe shocks in 2001. The international economic slowdown, initial contagion from Argentina, an energy shortage, and the fallout from the 11 September terrorist attacks negatively affected the economy. Despite all this, the Brazilian economy grew by some 1.5% to 2.0%. During 2001, most of the contagion from Argentina's crisis came through financial linkages, rather than bilateral trade flows. As such, exports to Argentina accounted for less than 1% of Brazilian GDP in 2001. Notwithstanding the fact that 2002 could still be a relatively volatile year, we expect economic activity to pick-up in 2002-2003. We believe that it will result in a decline in unemployment and an improvement of the quality of our loan portfolio.

REST OF THE WORLD (PLEASE REFER TO ANNEX 4)

Revenues in the fourth quarter, at EUR 229 mln, decreased 5.4% compared to the third quarter. Although net interest revenue and net commissions benefited from market circumstances, these increases were more than offset by a substantial decrease in other revenue. This decrease was mainly driven by disappointing performance of Banca di Roma and our Hungarian operations. It is to be noted that - excluding the one-off restructuring costs that negatively impacted the bottom line of the newly formed K&H Bank - the joint-venture is clearly reaping the benefits of its strengthened position in the Hungarian market.

Operating expenses for the fourth quarter remained stable at EUR 205 mln, compared to EUR 210 mln in the third quarter.

As a result of lower revenues, the stable cost level and an increase in provisioning, these activities generated a net loss of EUR 5 mln in the fourth quarter of this year, compared to a net profit of EUR 26 mln in the previous quarter.



THE WHOLESALE CLIENTS SBU

--------------------------------------------------------------------------------------------------------------------
(in millions of euros and %)                                    2001                              YEAR
                                                  --------------------------------- --------------------------------
                                                      Q4         Q3       % CHANGE      2001       2000    % CHANGE
                                                  ---------- ----------  ---------- ---------- ---------- ----------

Net interest revenue                                     650        629        3.3       2,378      1,683       41.3
Net commissions                                          578        526        9.9       2,220      2,819     (21.2)
Results from financial transactions                      183        292     (37.3)       1,322      1,456      (9.2)
Other revenue                                             94         93        1.1         273        436     (37.4)
                                                  ---------- ----------             ---------- ----------
Total revenue                                          1,505      1,540      (2.3)       6,193      6,394      (3.1)
Operating expenses                                     1,239      1,357      (8.7)       5,302      5,175        2.5
                                                  ---------- ----------             ---------- ----------
Operating result                                         266        183       45.4         891      1,219     (26.9)
Provisioning for loan losses / FAR                       321         90      256.7         543        148      266.9
Value adjustments to financial fixed assets              (7)          8                     20       (43)
                                                  ---------- ----------             ---------- ----------
Operating profit before taxes                           (48)         85                    328      1,114     (70.6)
Taxes                                                   (88)        113                    124        285     (56.5)
                                                  ---------- ----------             ---------- ----------
Profit after taxes                                        40       (28)                    204        829     (75.4)
Minority interests                                         6          1                     17         19     (10.5)
                                                  ---------- ----------             ---------- ----------
Net profit                                                34       (29)                    187        810     (76.9)
                                                  ========== ==========             ========== ==========

Efficiency ratio                                       82.3%      88.1%                  85.6%      80.9%

                                                   31 DEC 01  30 SEP 01   % CHANGE   31 DEC 01  31 DEC 00  % CHANGE
                                                  ---------- ----------  ---------- ---------- ---------- ----------

Staff (fte)                                           22,423     23,617       (5.1)     22,423     23,003      (2.5)
(in billions of euros)
Total assets                                           294.7      312.1       (5.6)      294.7
Risk-weighted assets                                    95.2       96.1       (0.9)       95.2       88.5        7.6
-----------------------------------------------------------------------------------------------------------------------
NB. The 2000 numbers stated above are pro forma


The performance of the Wholesale Clients SBU in 2001 was clearly affected by difficult market conditions. Revenues held up relatively well in 2001, declining by only 3.1%, achieved against the backdrop of a major restructuring programme. This can only be attributed to the resilience and perseverance of our staff. Expenses, however, were higher by 2.5% for the full year compared to 2000. The increase in expenses was largely due to the ING Barings acquistion in the US and the transfer of assets from other parts of the group. In terms of underlying trends, the benefits of the restructuring programme are beginning to come through, as evidenced by the operating performance in the fourth quarter.

Revenues in the fourth quarter declined by 2.3% to EUR 1,505. As far as the individual income lines are concerned, net interest revenue was up by 3.3% to EUR 650 mln in the fourth quarter. This was primarily due to the widening of spreads and a transfer of clients from BU NL (C&CC). Net commissions for the fourth quarter stood at EUR 578 mln, a rise of 9.9% compared to the previous quarter. The increase in commission income was driven by major equity capital market and project finance transactions. Difficult trading conditions and low trading volumes have had an impact on results from financial transactions. Consequently, revenues were down by 37.3% in the fourth quarter.

Operating expenses decreased by 8.7% to EUR 1,239 mln in the fourth quarter. The decline in expenses was largely due to lower staff costs (fewer staff and lower bonus accrual). This decrease in expenses compared to revenues resulted in an increase of 45.4% in the operating result to EUR 266 mln. The efficiency ratio improved from 88.1% in the third quarter to 82.3% in the fourth quarter.

The number of staff decreased by 580 FTE in 2001. Adjusted for several factors - e.g. acquisition, divestitures, transfer of businesses - the number of staff actually decreased by 1,372 FTE in 2001. In addition, there was a headcount reduction of 400 IT contractual workers. As a large part of these reductions took place at the end of the year, most of the cost savings will be realised in 2002.

The level of provisioning rose to EUR 321 mln in the fourth quarter, from EUR 90 mln in the third quarter. The sharp increase in provisioning is a reflection of the failure of several major corporates. Full year provisioning amounted to EUR 543 mln or, 57 basispoints of risk-weighted assets.

Taxes declined substantially in the fourth quarter. During the first three quarters of the year we have withheld a higher level of taxes. This was adjusted in the fourth quarter to reflect the overall tax-burden for the year.

Risk-weighted assets (RWA) decreased 1.0% in the fourth quarter to EUR 95.2 bn. It is noteworthy that, if the transfers of clients and related RWA from C&CC to WCS are taken into account, we have - to date - achieved 35% - or EUR 7.1 bn - of the targeted reduction, based on the year-end position of EUR 95.2 bn.

CLIENT BUSINESS UNITS

The key development within WCS Client Coverage in 2001 has been a much sharper focus on clients and client sectors with the greatest profit potential, as well as a much stronger alignment and co-ordination between its client and product businesses. This is reflected in the flow of business, particularly the level and quality of deals closed in Q4 2001 as well as the pipeline that already exists for 2002. Recent awards and league table positions illustrate the success of the sector led strategy.

Client Coverage is aligned with the overriding objective of WCS to be a leading wholesale bank, delivering integrated corporate and investment banking services to large cap and large local clients in our focus sectors. Particular emphasis is being placed on the global activities of our European client franchise.

Attention has been and will continue to be given to capital management. Capital is allocated to those sectors, clients and products which offer the greatest opportunities for economic growth and economic profit. Capital is proactively managed at the sector level and is reallocated to these relationships and transactions which, on an economic basis are most deserving. As a consequence, WCS is able to maintain a flexible approach to capital usage and maximise economically profitable business opportunities from all our clients.

PRODUCT BUSINESS UNITS

The BU Global Financial Markets (GFM) continued to perform well in the fourth quarter, although revenues declined compared to the record high third quarter. Fourth quarter revenues reflected difficult trading conditions following weaker market conditions towards the end of the year. Net interest income declined slightly due to lower money market activity. Despite difficult market conditions, GFM enjoyed strong client related business flow reflecting investment grade origination/debt syndication activity and related derivative activity. Asset securitisation, a focus area for GFM, also performed strongly. Although GFM has benefited from the favourable interest rate environment, the end result also reflects important steps taken to improve the quality and sustainability of its earnings. In sum, GFM had a very successful year in 2001.

Although revenues in Loan Products increased in the fourth quarter compared to the third quarter, the bottom line was negatively affected by higher provisioning. As far as revenues are concerned, both net interest income and commission income increased in the fourth quarter compared to the third quarter. Net commissions rose sharply due to some major project finance transactions. Loan Products is focusing on higher value-added products which offer better returns, such as structured products. Risk-weighted assets (RWA) declined in the fourth quarter, partly due to securitisation of part of the portfolio. The decline in RWA is in line with the new strategy to allocate capital across geographies, clients and products where returns are adequate. The portfolio management approach is being used to unlock higher returns on capital. In this approach, loan assets are no longer seen as hold positions only but also as tradable instruments. Therefore, Loan Products has started the process of freeing up the balance sheet through secondary market sales and asset securitisation.

Global Transaction Services (GTS) continued to perform well in the fourth quarter and had a successful year. Its track record of innovation and investment was recognised with a number of major new mandates, including one of the largest cash management contracts ever in Europe. As GTS generates solid annuity revenues, it is less prone to the economic slowdown.

The performance of the Equities related businesses and Corporate Finance continued to be affected by difficult market conditions. Trading revenues decreased further, reflecting low market volumes. However, the end of 2001 also saw some major achievements, with increased deal activity. ABN AMRO successfully led some large capital raising transactions and M&A deals.

In the fourth quarter, headcount in Equities and Corporate Finance was reduced to improve their effectiveness and to bring expenses more in line with revenues. Duplication between Corporate Finance and Client Coverage has been eliminated. Measures were taken to ensure an effective and sustainable presence. This has resulted in the focusing of Corporate Finance on alignment with client coverage and increasing transactional capabilities. The consequent reduction in headcount took place towards the end of the year, consequently, most of the cost savings will be realised in 2002.

The performance of Private Equity was affected by the limited exit opportunities and lower valuations. A write-down of EUR 55 mln has negatively affected the results in the fourth quarter. In 2001, the total amount of write-downs was EUR 171 mln. The largest part of the write-downs is TMT-related. The size of the Private Equity portfolio totalled EUR 2.1 bn at the end of 2001. The strategy of Private Equity has been reviewed. The core focus will be on mature later stage venture capital and buyout-opportunities with a clear focus on Europe. Consequently, the share of early stage venture capital in the total Private Equity portfolio will be reduced in the years ahead. Existing operations in Australia, Brazil and the US will be continued and three of the offices in Asia (Singapore, Hong Kong and Tokyo) have been closed.

The focus for TOPS (Technology, Operations and Property Services) has been on lowering cost. TOPS succeeded in meeting its commitment to reduce its costs base, delivering cumulative and structural P&L savings of approx. EUR 150 mln in 2001. Efforts throughout the year have focused on rationalising and consolidating Technology and Operations functions and implementing rigorous cost control processes across the regions. TOPS strategic priorities for 2002 will build on those of 2001, with a continued emphasis on lowering cost, an even greater focus on client service and the selective pursuit of alternative sourcing opportunities which deliver significantly lower cost, increased productivity and improved flexibility.


THE PRIVATE CLIENTS AND ASSET MANAGEMENT SBU

-------------------------------------------------------------------------------------------------------------------
(in millions of euros and %)                                    2001                              YEAR
                                                  -------------------------------- ---------- ---------- ----------
                                                      Q4         Q3      % CHANGE     2001       2000     % CHANGE
                                                  ---------- ---------- ---------- ---------- ---------- ----------

Net interest revenue                                    100          70       42.9        330        393     (16.0)
Net commissions                                         244         242        0.8        983        920        6.8
Results from financial transactions                      16           7      128.6         43         23       87.0
Other revenue                                            10          11      (9.1)         63        115     (45.2)
                                                  --------- -----------            ---------- ----------
Total revenue                                           370         330       12.1      1,419      1,451      (2.2)
Operating expenses                                      305         279        9.3      1,136        992       14.5
                                                  --------- -----------            ---------- ----------
Operating result                                         65          51       27.5        283        459     (38.3)
Provisioning for loan losses / FAR                       10           1                    13          1
Value adjustments to financial fixed assets             (3)           3
                                                  --------- -----------            ---------- ----------
Operating profit before taxes                            58          47       23.4        270        458     (41.0)
Taxes                                                    17          11       54.5         84        138     (39.1)
                                                  --------- -----------            ---------- ----------
Profit after taxes                                       41          36       13.9        186        320     (41.9)
Minority interests                                      (2)           2                     3         25     (88.0)
                                                  --------- -----------            ---------- ----------
Net profit                                               43          34       26.5        183        295     (38.0)
                                                  ========= ===========            ========== ==========

Efficiency ratio                                      82.4%       84.5%                 80.1%      68.4%

                                                   31 DEC 01  30 SEP 01  % CHANGE   31 DEC 01  31 DEC 00  % CHANGE
                                                  ---------- ---------- ---------- ---------- ---------- ----------

Staff (fte)                                            5,879      5,858       0.4       5,879      5,275       11.5
(in billions of euros)
Total assets                                            16.7       16.1       3.7        16.7
Risk-weighted assets                                     6.5        6.1       6.6         6.5        5.9       10.2
-------------------------------------------------------------------------------------------------------------------
NB. The 2000 numbers stated above are pro forma


Private Clients & Asset Management (PCAM) clearly suffered from the weak market conditions in 2001, due to the fact that a large part of the businesses are market-related. However, notwithstanding the strong correlation between equity markets and PCAM in general and private banking in specific and the consequent negative effect this has had on the valuation of client assets and commission income, revenues in 2001 were down only 2.2% compared to the revenue level of 2000.

Operating expenses were not able to follow the revenue trend, increasing 14.5% compared to the preceding year. Within Private Clients, the increase in operating expenses was mainly driven by build-up costs related to the restructuring, increased staff costs mainly related to the enforcement of the 35-hour workweek in France, and costs that were made to increase our presence in some of the key European markets. Within Asset Management, the increase in operating expenses can mainly be attributed to the inclusion of Alleghany Asset Management as of 1 February 2001 and build-up costs as part of the restructuring.

In 2001, Assets under Management increased by 34% to EUR 172 bn, compared to EUR 128 bn at the end of 2000. The increase can mainly be attributed to the acquisition of Alleghany Asset Management that was consolidated as of February 2001. In the same period, Assets under Administration remained more or less stable at EUR 105 bn, compared to EUR 107 bn at 31 December 2000.

PRIVATE CLIENTS (PLEASE REFER TO ANNEX 5)

Revenues in the fourth quarter recovered substantially by 15.0%, compared to the previous quarter. This recovery can mainly be attributed to higher net interest revenue driven by a more favourable interest rate environment notably in the Netherlands and Germany.

Operating expenses in the fourth quarter increased 7.3% to EUR 177 mln. The increase can be explained by increased client activity coupled with higher cross-SBU settlements, the latter as such returning to more normalised levels.

Due to the marked improvement in revenues and the relatively smaller increase in operating expenses, the operating result increased 60.7%, from EUR 28 mln in the third quarter to EUR 45 mln in the fourth quarter.

However, a provision of EUR 11 mln had to be taken in the fourth quarter due to a few individual credit defaults in the Far East.

Assets under Administration steadily improved to EUR 105 bn by the end of the fourth quarter, compared to EUR 101 bn at the end of September 2001.

ASSET MANAGEMENT (PLEASE REFER TO ANNEX 5)

Although market conditions in general and equity markets in particular remained difficult in the fourth quarter, Asset Management revenues were - on the back of higher net commission income and trading results - able to show an improvement of 8% in the fourth quarter, compared to the preceding quarter. The improvement in revenues can also be explained by the favourable shift in the portfolio mix towards equities.

Expenses increased 12.3% quarter on quarter. This increase was mainly driven by seasonal fluctuations, increased client activity and higher cross-SBU settlements. As a result, operating result decreased by EUR 3 mln to EUR 20 mln.

Assets under Management (AuM), as at 31 December 2001, were EUR 172 bn, an increase of 6.2% compared to EUR 162 bn at the end of the preceding quarter. In light of the difficult and volatile market conditions in 2001 in general and the second half in particular, the BU Asset Management clearly benefited from the quality of its franchise, resulting in a stable level of AuM at the end of 2001 compared to the end 2000 while excluding the acquisition of Alleghany. Excluding this acquisition, the AuM amounted to EUR 130 bn at the end of 2001.

The assets were invested for 48% in equities, 39% fixed income and 13% in cash and other. The composition of the assets by mandates was hardly changed; only a small increase of 1% in favour of Funds at the cost of Institutional Clients. Consequently, the composition by mandates at the end of the quarter was 51% Institutional Clients, 10% Private Clients and 39% Funds.

ABN AMRO LEASE HOLDING

ABN AMRO Lease Holding performed very well in 2001. Next to autonomous growth, the result of Lease Holding was affected by the acquisition of the Dial Group in June 2000. Revenues rose by 22.6% to EUR 770 mln, while expenses rose by 22.3% to EUR 521 mln, including EUR 16 mln non-recurring costs related to the integration of the different leasing entities. Operating result was EUR 249 mln in 2001, an increase of 23.3% compared to 2000. The level of provisioning declined from EUR 53 mln in 2000 to EUR 22 mln in 2001. Consequently, pre-tax profit totalled EUR 227 mln in 2001, an increase of 52.3% compared to 2000. The contracted lease portfolio grew with 11% to EUR 9.5 bn.


CORPORATE CENTRE

-------------------------------------------------------------------------------------------------------------------
(in millions of euros)                                          2001                             YEAR
                                                  -------------------------------- ---------- ---------- ----------
                                                      Q4         Q3      % CHANGE     2001       2000     % CHANGE
                                                  ---------- ---------- ---------- ---------- ---------- ----------

Net interest revenue                                     118        103       14.6        327        146      124.0
Net commissions                                          (8)        (9)     (11.1)       (18)
Results from financial transactions                     (20)       (21)      (4.8)       (85)      (176)     (51.7)
Other revenue                                              7          7                    25
                                                   ---------- ---------             --------- ----------
Total revenue                                             97         80       21.3        249       (30)
Operating expenses                                      (95)       (47)      102.1      (240)      (200)       20.0
                                                   ---------- ---------             --------- ----------
Operating result                                         192        127       51.2        489        170      187.6
Provisioning for loan losses / FAR                        54         11                    46      (229)
Value adjustments to financial fixed assets             (22)         37                     2
                                                   ---------- ---------             --------- ----------
Operating profit before taxes                            160         79      102.5        441        399       10.5
Taxes                                                     42         57     (26.3)        145        163     (11.0)
                                                   ---------- ---------             --------- ----------
Operating profit after taxes                             118         22      436.4        296        236       25.4
Extraordinary results, net                              (95)                              867      (599)
                                                   ---------- ---------             --------- ----------
Profit after taxes                                        23         22        4.5      1,163      (363)
Minority interests                                        33         33                   133        129        3.1
                                                   ---------- ---------             --------- ----------
Net profit                                              (10)       (11)      (9.1)      1,030      (492)
                                                   ========== =========             ========= ==========

Net profit excluding sale EAB / restructuring charge      85       (11)                   163        107        52.3

                                                    31 DEC 01  30 SEP 01  % CHANGE   31 DEC 01  31 DEC 00  % CHANGE
                                                   ---------- ---------- ---------- ---------- ---------- ----------

Staff (fte)                                               586        574       2.1         586        579        1.2
(in billions of euros)
Total assets                                             42.9       36.7      16.9        42.9
Risk-weighted assets                                      3.5        3.4       2.9         3.5        3.0       16.7
-----------------------------------------------------------------------------------------------------------------------
NB. The 2000 numbers stated above are pro forma


The increase in total revenue of EUR 17 mln to EUR 97 mln in the fourth quarter compared to EUR 80 mln in the preceding quarter is driven by a further improvement of 14.6% in net interest revenue related to a better ALCO (Asset & Liability Committee) result.

The "negative" outcome of the expense line reflects the pension premiums accounted for by the three SBUs in the Netherlands that have not been paid to the Dutch Pension Fund due to a pension premium holiday in 2001. As of the first quarter of 2002, we will resume the payment of the pension premiums to the Pension Fund. The amount that has to be paid is dependent on the outcome of the collective labour agreement in 2002.

At the end of 2001, the Fund for general banking risk (FAR) stood at 50 basispoints of total risk-weighted assets of the group. No addition or release has been made to the FAR. The strong improvement in value adjustments to financial fixed assets is due to a positive development in the value of the proprietary investment portfolio.

The composition and the number of employees that have opted for the "voluntary leaver premium" (5,595 staff members) or the early retirement premium (1,078 staff members) differs from what was initially expected. As such, this will lead to a higher level of redundancy payments for which a gross additional provision of EUR 147 mln is taken in 2001.

FINAL DIVIDEND 2001

It will be proposed to the general meeting of shareholders to declare a full year dividend of EUR 0.90 per ordinary share, of EUR 0.56 each, for 2001. This represents a stable dividend compared to the dividend for 2000. An interim dividend of EUR 0.45 has already been made available, leaving a final dividend of EUR 0.45. The final dividend will be payable wholly in cash or, at the shareholder's option, wholly in ordinary shares chargeable to the share premium account in a ratio which is still to be determined. The ratio of the value of the stock dividend to that of the cash dividend will be determined on 23 May 2002, after the close of trading on Euronext Amsterdam Exchanges, based on the average of the highest and lowest stock exchange price for that day. The value of the stock dividend will be virtually equal to that of the cash dividend. The new ordinary shares will qualify for dividends from 1 January 2002. The ordinary share will be quoted ex dividend from Monday, 6 May 2002. Shareholders can submit instructions stating whether they opt for dividend payment in cash or in stock from 6 May 2002 to 22 May 2002 inclusive. The 2001 final dividend will be payable as from 29 May 2002.

It is to be noted that, in the long term, the intention is to maintain the dividend pay-out ratio at 45% - 50% of net attributable profit.


                                                                                                                 Annex 1
CONSOLIDATED PROFIT & LOSS ACCOUNT 2001

(in millions of euros)
                                                              FOURTH QUARTER                         YEAR
                                                      -------------------------------- ---------------------------------
                                                           2001       2000    % CHANGE       2001       2000   % CHANGE

Net interest revenue                                      2,629      2,522         4.2     10,090      9,404        7.3

Revenue from securities and participating interests         105         58        81.0        455        451        0.9

Payment services                                            358        364       (1.6)      1,394      1,385        0.6
Insurance                                                    35         48      (27.1)        202        212      (4.7)
Securities                                                  388        537      (27.7)      1,674      2,405     (30.4)
Asset management and trust funds                            212        192        10.4        885        712       24.3
Guarantees                                                   43         44       (2.3)        158        163      (3.1)
Leasing                                                      45         45                    179        158       13.3
Other                                                       225        219         2.7        722        845     (14.6)
                                                      ---------  ---------              ---------  ---------
Net commissions                                           1,306      1,449       (9.9)      5,214      5,880     (11.3)

Securities                                                   89         93       (4.3)        787        426       84.7
Foreign exchange dealing                                    153        121        26.4        486        570     (14.7)
Derivatives                                                 144         96        50.0        502        508      (1.2)
Trading LDC-portfolio                                       (2)          2                     21         32     (34.4)
Other                                                      (78)       (54)      (44.4)      (244)         33
                                                      ---------  ---------              ---------  ---------
Results from financial transactions                         306        258        18.6      1,552      1,569      (1.1)

Other revenue                                               380        385       (1.3)      1,523      1,165       30.7
                                                      ---------  ---------              ---------  ---------
TOTAL REVENUE                                             4,726      4,672         1.2     18,834     18,469        2.0

Staff costs                                               1,815      1,983       (8.5)      7,653      7,460        2.6
Other administrative expenses                             1,389      1,281         8.4      5,161      4,801        7.5
Depreciation                                                243        246       (1.2)        957        941        1.7
                                                      ---------  ---------              ---------  ---------
OPERATING EXPENSES                                        3,447      3,510       (1.8)     13,771     13,202        4.3
OPERATING RESULT                                          1,279      1,162        10.1      5,063      5,267      (3.9)
Provisioning for loan losses / FAR                          598        112                  1,426        585      143.8
Value adjustments to financial fixed assets                (34)         35                     24       (43)
                                                      ---------  ---------              ---------  ---------
OPERATING PROFIT BEFORE TAXES                               715      1,015      (29.6)      3,613      4,725     (23.5)
Taxes                                                       126        295      (57.3)        998      1,324     (24.6)
                                                      ---------  ---------              ---------  ---------
OPERATING PROFIT AFTER TAXES                                589        720      (18.2)      2,615      3,401     (23.1)
Extraordinary revenues                                                                        962
Extraordinary expenses                                      147        900                    147        900
Taxes extraordinary results                                (52)      (301)                   (52)      (301)
                                                      ---------  ---------              ---------  ---------
Extraordinary results after taxes                            95        599                    867        599
                                                      ---------  ---------              ---------  ---------
GROUP PROFIT AFTER TAXES                                    494        121                  3,482      2,802       24.3
Minority interests                                           56         44        27.3        252        304     (17.1)
                                                      ---------  ---------              ---------  ---------
NET PROFIT                                                  438         77                  3,230      2,498       29.3
Preference share dividend                                    11         19      (42.1)         46         79     (41.8)
                                                      ---------  ---------              ---------  ---------
NET PROFIT, AVAILABLE TO ORDINARY SHAREHOLDERS              427         58                  3,184      2,419       31.6
                                                      =========  =========              =========  =========

Earnings per ordinary share of EUR 0.56 (in euros)*        0.34       0.44      (22.7)       1.53       2.04     (25.0)

Average exchange EUR/USD-rate                              0.89       0.88         1.1       0.89       0.92      (3.3)

*Excluding sale EAB, restructuring charge and based on the average number of ordinary shares outstanding.



                                                                                      Annex 2
CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2001 AFTER PROFIT APPROPRIATION
(in millions of euros)
                                                               31 DEC.     31 DEC.
                                                                 2001        2000   % CHANGE

ASSETS
Cash                                                            17,932       6,456      177.8
Short-dated government paper                                    12,296      11,199        9.8
Banks                                                           49,619      48,581        2.1

Loans to public sector                                          14,100      14,974      (5.8)
Loans to private sector                                        260,175     245,450        6.0
Professional securities transactions                            71,055      58,842       20.8
                                                               -------    --------
Loans                                                          345,330     319,266        8.2
Interest-earning securities                                    123,365     108,053       14.2
Shares                                                          16,794      17,787      (5.6)
Participating interests                                          2,420       2,026       19.4
Property and equipment                                           7,331       6,813        7.6
Other assets                                                    11,088      11,071        0.2
Prepayments and accrued income                                  11,188      11,917      (6.1)
                                                               --------   --------
                                                               597,363     543,169       10.0
                                                               ========   ========
LIABILITIES
Banks                                                          107,843     101,510        6.2

Saving accounts                                                 84,345      80,980        4.2
Deposits and other customer accounts                           173,441     155,549       11.5
Professional securities transactions                            54,578      43,020       26.9
                                                               --------   --------
Total client accounts                                          312,364     279,549       11.7
Debt securities                                                 72,495      60,283       20.3
Other liabilities                                               45,633      41,080       11.1
Accruals and deferred income                                    12,349      14,791     (16.5)
Provisions                                                      12,672      13,422      (5.6)
                                                               --------   --------
                                                               563,356     510,635       10.3
Fund for general banking risks                                   1,381       1,319        4.7
Subordinated liabilities                                        16,283      13,405       21.5

Shareholders' equity                                            11,787      12,523      (5.9)
Minority interests                                               4,556       5,287     (13.8)
                                                               --------   --------
Group equity                                                    16,343      17,810      (8.2)

                                                               --------   --------
Group capital                                                   34,007      32,534        4.5
                                                               --------   --------
                                                               597,363     543,169       10.0
                                                               ========   ========

Contingent liabilities                                          47,784      49,044      (2.6)
Committed facilities                                           145,570     138,457        5.1

Exchange EUR/USD-rate                                             0.88        0.93      (5.4)



                                                                                                            Annex 3
ANALYSIS OF PRIVATE SECTOR LOANS BY SBU
(in billions of euros)
                                                         31 DEC.     30 SEP.     31 DEC.     % CHANGE    % CHANGE
                                                           2001        2001        2000      DEC./SEP.   DEC. 01/00

Consumer & Commercial Clients                             180.9       171.4       169.8         5.5        6.5
Wholesale Clients                                          60.7        58.6        58.3         3.6        4.1
Private Clients & Asset Management                          6.5         5.9         5.9        10.2       10.2
Corporate Centre                                            2.7         2.8         2.9       (3.6)      (6.9)
ABN AMRO Lease Holding                                      9.3         9.1         8.5         2.2        9.4
                                                        -------   ---------   ---------
Group                                                     260.1       247.8       245.4         5.0        6.0
                                                        =======   =========   =========

STAFF
(fte)
                                                         31 DEC.     30 SEP.     31 DEC.     CHANGE       CHANGE
                                                           2001        2001        2000     DEC./SEP.   DEC.01/00

Consumer & Commercial Clients                            73,736      74,621      75,867        (885)      (2,131)
Wholesale Clients                                        22,423      23,617      23,003      (1,194)        (580)
Private Clients & Asset Management                        5,879       5,858       5,275           21          604
Corporate Centre                                            586         574         579           12            7
ABN AMRO Lease Holding                                    7,306       7,320       7,070         (14)          236
                                                       --------   ---------   ---------   ----------   ----------
Group                                                   109,930     111,990     111,794      (2,060)      (1,864)
                                                       ========   =========   =========   ==========   ==========

SHARE DATA
                                                         31 DEC.     30 SEP.     31 DEC.     % CHANGE    % CHANGE
                                                           2001        2001        2000      DEC./SEP.   DEC.01/00

Number of ordinary shares outstanding (in millions)     1,535.5     1,534.6     1,500.4          0.1          2.3
Net asset value per ordinary share (in euros)              7.13        6.66        7.78          7.1        (8.4)
Number of preference shares (in millions)                 362.5       362.5       362.5
Number of convertible preference shares (in millions)       0.7         0.7         0.8

CHANGES IN SHAREHOLDERS' EQUITY
(in millions of euros)
                                                             2001      2000
                                                       ----------  ---------

Shareholders' equity as at the beginning of the period     12,523     11,987
Retained earnings and stock dividends                       2,642      1,846
Exercised options and conversion                                8         56
Goodwill                                                  (3,186)    (1,453)
Revaluations and other movements                               62       (19)
Dematerialisation of preference shares                       (10)
Change treasury stock                                       (102)          8
Currency translation differences                            (150)         98
                                                       ----------   --------
                                                           11,787     12,523
                                                       ==========   ========



                                                                                                                   Annex 4a

PROFIT & LOSS ACCOUNTS BUs OF CONSUMER & COMMERCIAL CLIENTS
(in millions of euros)

                                                                                   2001
                                               -----------------------------------------------------------------------------
                                                  NETHERLANDS        NORTH AMERICA          BRAZIL              OTHER
                                               ------------------- ------------------ ------------------- ------------------
                                                  4TH Q     3RD Q    4TH Q     3RD Q     4TH Q     3RD Q     4TH Q    3RD Q

Net interest revenue                                532       554      675       625       364       386       125      112
Net commissions                                     163       175      196       216        56        46        32       26
Results from financial transactions                  29         6       46        50        44       (3)         8        9
Other revenue                                        52        27      127       180        29        30        64       95
                                               --------  --------  -------  --------  --------  --------  --------  -------
TOTAL REVENUE                                       776       762    1,044     1,071       493       459       229      242
OPERATING EXPENSES                                  656       640      632       590       358       299       205      210
                                               --------  --------  -------  --------  --------  --------  --------  -------
OPERATING RESULT                                    120       122      412       481       135       160        24       32
Provisioning for loan losses                         22        34      115       115        49        40        20       11
Value adj. to financial fixed assets                (2)         3                                                         1
                                               --------  --------  -------  --------  --------  --------  --------  -------
OPERATING PROFIT BEFORE TAXES                       100        85      297       366        86       120         4       20
Taxes                                                32        27       73       116        34       (7)         4      (1)
                                               --------  --------  -------  --------  --------  --------  --------  -------
PROFIT AFTER TAXES                                   68        58      224       250        52       127                 21
Minority interests                                  (1)         1       18        17       (3)         4         5      (5)
                                               --------  --------  -------  --------  --------  --------  --------  -------
NET PROFIT                                           69        57      206       233        55       123       (5)       26
                                               ========  ========  =======  ========  ========  ========  ========  =======

                                                31 DEC.   30 SEP.  31 DEC.   30 SEP.   31 DEC.   30 SEP.   31 DEC.  30 SEP.

Staff (fte)                                      26,977    27,786   18,139    18,268    20,932    20,397     7,688    8,170

Risk-weighted assets (in billions of euros)        54.3      61.2     73.5      69.3       8.2       6.8      22.2     21.5


                                                                              FOURTH QUARTER

                                               -----------------------------------------------------------------------------
                                                    NETHERLANDS        NORTH AMERICA          BRAZIL              OTHER
                                                   2001      2000     2001      2000      2001      2000      2001     2000

Net interest revenue                                532       631      675       620       364       422       125      168
Net commissions                                     163       192      196       148        56        91        32       84
Results from financial transactions                  29         3       46         3        44         2         8       31
Other revenue                                        52        21      127       110        29        31        64       41
                                               --------  --------  -------  --------  --------  --------  --------  -------
TOTAL REVENUE                                       776       847    1,044       881       493       546       229      324
OPERATING EXPENSES                                  656       646      632       502       358       360       205      215
                                               --------  --------  -------  --------  --------  --------  --------  -------
OPERATING RESULT                                    120       201      412       379       135       186        24      109
Provisioning for loan losses                         22        46      115       112        49       102        20      107
Value adj. to financial fixed assets                (2)
                                               --------  --------  -------  --------  --------  --------  --------  -------
OPERATING PROFIT BEFORE TAXES                       100       155      297       267        86        84         4        2
Taxes                                                32        47       73        66        34        17         4     (31)
                                               --------  --------  -------  --------  --------  --------  --------  -------
PROFIT AFTER TAXES                                   68       108      224       201        52        67                 33
Minority interests                                  (1)                 18        27       (3)        14         5     (45)
                                               --------  --------  -------  --------  --------  --------  --------  -------
NET PROFIT                                           69       108      206       174        55        53       (5)       78
                                               ========  ========  =======  ========  ========  ========  ========  =======



                                                                                                                   Annex 4b

PROFIT & LOSS ACCOUNTS BUS OF CONSUMER & COMMERCIAL CLIENTS
(in millions of euros)

                                                                                   YEAR
                                               -----------------------------------------------------------------------------
                                                    NETHERLANDS        NORTH AMERICA          BRAZIL              OTHER
                                               ------------------- ------------------ ------------------- ------------------
                                                   2001      2000     2001      2000      2001      2000      2001     2000

Net interest revenue                              2,102     2,382    2,652     2,340     1,520     1,594       538      654
Net commissions                                     697       763      815       585       226       362       114      278
Results from financial transactions                  56        54      133        57        44        35        39      120
Other revenue                                       134        81      652       436       130       122       351      163
                                               --------  --------  -------  --------  --------  --------  --------  -------
TOTAL REVENUE                                     2,989     3,280    4,252     3,418     1,920     2,113     1,042    1,215
OPERATING EXPENSES                                2,596     2,561    2,378     1,990     1,290     1,427       788      831
                                               --------  --------  -------  --------  --------  --------  --------  -------
OPERATING RESULT                                    393       719    1,874     1,428       630       686       254      384
Provisioning for loan losses                        108        76      442       190       193       171        59      175
Value adj. to financial fixed assets                  1                                                          1
                                               --------  --------  -------  --------  --------  --------  --------  -------
OPERATING PROFIT BEFORE TAXES                       284       643    1,432     1,238       437       515       194      209
Taxes                                                89       193      432       379        39       106        24       22
                                               --------  --------  -------  --------  --------  --------  --------  -------
PROFIT AFTER TAXES                                  195       450    1,000       859       398       409       170      187
Minority interests                                                      84       118         9        50         6     (39)
                                               --------  --------  -------  --------  --------  --------  --------  -------
NET PROFIT                                          195       450      916       741       389       359       164      226
                                               ========  ========  =======  ========  ========  ========  ========  =======



                                                                                                                    Annex 5

PROFIT & LOSS ACCOUNTS BUS OF PRIVATE CLIENTS & ASSET MANAGEMENT
(in millions of euros)

                                                               2001                              FOURTH QUARTER
                                               -------------------------------------- --------------------------------------
                                                  PRIVATE CLIENTS    ASSET MANAGEMENT    PRIVATE CLIENTS    ASSET MANAGEMENT
                                               ------------------- ------------------ ------------------- ------------------
                                                  4TH Q     3RD Q    4TH Q     3RD Q      2001      2000      2001     2000

Net interest revenue                                 94        67        6         3        94        72         6       37
Net commissions                                     110       111      134       131       110       146       134       73
Results from financial transactions                  13        11        3       (4)        13         4         3        2
Other revenue                                         5         4        5         7         5        18         5        9
                                               --------  --------  -------  --------  --------  --------  --------  -------
TOTAL REVENUE                                       222       193      148       137       222       240       148      121
OPERATING EXPENSES                                  177       165      128       114       177       172       128      115
                                               --------  --------  -------  --------  --------  --------  --------  -------
OPERATING RESULT                                     45        28       20        23        45        68        20        6
Provisioning for loan losses                         11       (2)      (1)         3        11      (14)       (1)
Value adj. to financial fixed assets                (1)         2      (2)         1       (1)                 (2)
                                               --------  --------  -------  --------  --------  --------  --------  -------
OPERATING PROFIT BEFORE TAXES                        35        28       23        19        35        82        23        6
Taxes                                                 7         3       10         8         7        37        10        3
                                               --------  --------  -------  --------  --------  --------  --------  -------
PROFIT AFTER TAXES                                   28        25       13        11        28        45        13        3
Minority interests                                  (2)         2                          (2)         7
                                               --------  --------  -------  --------  --------  --------  --------  -------
NET PROFIT                                           30        23       13        11        30        38        13        3
                                               ========  ========  =======  ========  ========  ========  ========= =======

                                                31 DEC.   30 SEP.  31 DEC.   30 SEP.

Staff (fte)                                       3,633     3,567    2,246     2,291

Risk-weighted assets (in billions of euros)         6.1       5.7      0.4       0.4


                                                               YEAR
                                               --------------------------------------
                                                   PRIVATE CLIENTS ASSET MANAGEMENT
                                               ------------------- ------------------
                                                   2001      2000     2001      2000

Net interest revenue                                308       285       22       108
Net commissions                                     450       606      533       314
Results from financial transactions                  43        20                  3
Other revenue                                        45        83       18        32
                                               --------  --------  -------  --------
TOTAL REVENUE                                       846       994      573       457
OPERATING EXPENSES                                  663       638      473       354
                                               --------  --------  -------  --------
OPERATING RESULT                                    183       356      100       103
Provisioning for loan losses                         13         1
                                               --------  --------  -------  --------
OPERATING PROFIT BEFORE TAXES                       170       355      100       103
Taxes                                                47       115       37        23
                                               --------  --------  -------  --------
PROFIT AFTER TAXES                                  123       240       63        80
Minority interests                                    3        25
                                               --------  --------  -------  --------
NET PROFIT                                          120       215       63        80
                                               ========  ========  =======  ========


                                                                                                                     Annex 6

CONSOLIDATED QUARTERLY RESULTS 2001 / 2000
(in millions of euros)
                                              ---------------------------------------- ---------------------------------------
                                                               2001                                    2000
                                              ---------------------------------------- ---------------------------------------
                                                  4TH Q     3RD Q     2ND Q     1ST Q    4TH Q     3RD Q     2ND Q     1ST Q

Net interest revenue                              2,629     2,539     2,660     2,262    2,522     2,369     2,257     2,256
Revenue from securities and participating
interests                                           105        81       148       121       58       179       132        82
Net commissions                                   1,306     1,268     1,349     1,291    1,449     1,422     1,465     1,544
Results from financial transactions                 306       340       364       542      258       390       365       556
Other revenue                                       380       446       380       317      385       271       291       218
                                              --------- --------- --------- --------- -------- --------- --------- ---------
TOTAL REVENUE                                     4,726     4,674     4,901     4,533    4,672     4,631     4,510     4,656
Staff costs                                       1,815     1,949     2,015     1,874    1,983     1,829     1,759     1,889
Other administrative expenses                     1,389     1,282     1,352     1,138    1,281     1,255     1,172     1,093
Depreciation                                        243       225       248       241      246       245       228       222
                                              --------- --------- --------- --------- -------- --------- --------- ---------
OPERATING EXPENSES                                3,447     3,456     3,615     3,253    3,510     3,329     3,159     3,204
                                              --------- --------- --------- --------- -------- --------- --------- ---------
OPERATING RESULT                                  1,279     1,218     1,286     1,280    1,162     1,302     1,351     1,452
Provisioning for loan losses / FAR                  598       308       253       267      112       154       142       177
Value adj. to financial fixed assets               (34)        52       (6)        12       35       47)      (26)       (5)
OPERATING PROFIT BEFORE TAXES                       715       858     1,039     1,001    1,015     1,195     1,235     1,280
NET PROFIT EXCL. EXTRAORDINARY RESULTS              533       476       671       683      676       796       851       774
NET PROFIT                                          438       476     1,633       683       77       796       851       774
NET PROFIT, AVAILABLE TO ORDINARY
SHAREHOLDERS                                        427       464     1,621       672       58       776       831       754

Earnings per ordinary share of
EUR 0.56 (in euros)*                               0.34      0.30      0.44      0.45     0.44      0.52      0.57      0.51
Dividend (in euros)                                0.45                0.45               0.50                0.40
Return on equity                                  19.7%     17.8%     25.0%     23.3%    22.1%     26.3%     29.5%     26.6%
Efficiency ratio                                  72.9%     73.9%     73.8%     71.8%    75.1%     71.9%     70.1%     68.8%

                                                31 DEC.   30 SEP.   30 JUNE  31 MARCH  31 DEC.   30 SEP.   30 JUNE  31 MARCH

BIS capital ratio                                10.91%    10.10%    10.19%    10.19%   10.39%     9.90%    10.22%    10.02%
BIS tier 1 ratio                                  7.03%     6.47%     6.55%     6.82%    7.20%     6.78%     6.75%     6.62%
BIS capital base                                 29,814    27,696    29,156    28,362   27,421    29,069    27,793    27,195
Risk-weighted assets                            273,387   274,183   286,110   278,414  263,853   293,630   271,850   271,488


*Excluding sale EAB, restructuring charge and based on the average number of ordinary shares outstanding.



                                                                                                                     Annex 7a

BREAKDOWN PROFIT & LOSS ACCOUNT FOURTH QUARTER 2001
(in millions of euros)
                                                                                                           LEASE
                                                                      C&CC       WCS     PC&AM        CC   HOLDING      GROUP

Net interest revenue                                                 1,696       650       100       118        65      2,629
Net commissions                                                        447       578       244       (8)        45      1,306
Results from financial transactions                                    127       183        16      (20)                  306
Other revenue                                                          272        94        10         7       102        485
                                                                 ---------- --------- --------- --------- --------- ----------
TOTAL REVENUE                                                        2,542     1,505       370        97       212      4,726
OPERATING EXPENSES                                                   1,851     1,239       305      (95)       147      3,447
                                                                 ---------- --------- --------- --------- --------- ----------
OPERATING RESULT                                                       691       266        65       192        65      1,279
Provisioning for loan losses                                           206       321        10        54         7        598
Value adj. to financial fixed assets                                   (2)       (7)       (3)      (22)                 (34)
                                                                 ---------- --------- --------- --------- --------- ----------
OPERATING PROFIT BEFORE TAXES                                          487      (48)        58       160        58        715
Taxes                                                                  143      (88)        17        42        12        126
                                                                 ---------- --------- --------- --------- --------- ----------
OPERATING PROFIT AFTER TAXES                                           344        40        41       118        46        589
Extraordinary results after taxes                                                                   (95)                 (95)
                                                                 ---------- --------- --------- --------- --------- ----------
GROUP PROFIT AFTER TAXES                                               344        40        41        23        46        494
Minority interests                                                      19         6       (2)        33                   56
                                                                 ---------- --------- --------- --------- --------- ----------
NET PROFIT                                                             325        34        43      (10)        46        438
                                                                 ========== ========= ========= ========= ========= ==========

Staff (fte)                                                         73,736    22,423     5,879       586     7,306    109,930

Total assets (in billions of euros)                                  242.8     294.7      16.7      42.9      10.5      597.4
Risk-weighted assets (in billions of euros)                          158.2      95.2       6.5       3.5      10.0      273.4



BREAKDOWN PROFIT & LOSS ACCOUNT FOURTH QUARTER 2000
(in millions of euros)
                                                                                                           LEASE
                                                                      C&CC       WCS     PC&AM        CC   HOLDING      GROUP

Net interest revenue                                                 1,841       491       109        24        57      2,522
Net commissions                                                        515       672       219                  43      1,449
Results from financial transactions                                     39       276         6      (63)                  258
Other revenue                                                          203       137        27                  76        443
                                                                 ---------- --------- --------- --------- --------- ----------
TOTAL REVENUE                                                        2,598     1,576       361      (39)       176      4,672
OPERATING EXPENSES                                                   1,723     1,464       287      (71)       107      3,510
                                                                 ---------- --------- --------- --------- --------- ----------
OPERATING RESULT                                                       875       112        74        32        69      1,162
Provisioning for loan losses                                           367      (55)      (14)     (218)        32        112
Value adj. to financial fixed assets                                              35                                       35
                                                                 ---------- --------- --------- --------- --------- ----------
OPERATING PROFIT BEFORE TAXES                                          508       132        88       250        37      1,015
Taxes                                                                   99        51        40       102         3        295
                                                                 ---------- --------- --------- --------- --------- ----------
OPERATING PROFIT AFTER TAXES                                           409        81        48       148        34        720
Extraordinary results after taxes                                                                  (599)                (599)
                                                                 ---------- --------- --------- --------- --------- ----------
GROUP PROFIT AFTER TAXES                                               409        81        48     (451)        34        121
Minority interests                                                     (4)         7         7        34                   44
                                                                 ---------- --------- --------- --------- --------- ----------
NET PROFIT                                                             413        74        41     (485)        34         77
                                                                 ========== ========= ========= ========= ========= ==========



                                                                                                                     Annex 7b

BREAKDOWN PROFIT & LOSS ACCOUNT 2001
(in millions of euros)
                                                                                                           LEASE
                                                                     C&CC       WCS      PC&AM        CC   HOLDING      GROUP

Net interest revenue                                                6,812     2,378        330       327       243     10,090
Net commissions                                                     1,852     2,220        983      (18)       177      5,214
Results from financial transactions                                   272     1,322         43      (85)                1,552
Other revenue                                                       1,267       273         63        25       350      1,978
                                                                 --------- --------- -------------------- --------- ----------
TOTAL REVENUE                                                      10,203     6,193      1,419       249       770     18,834
OPERATING EXPENSES                                                  7,052     5,302      1,136     (240)       521     13,771
                                                                 --------- --------- -------------------- --------- ----------
OPERATING RESULT                                                    3,151       891        283       489       249      5,063
Provisioning for loan losses                                          802       543         13        46        22      1,426
Value adj. to financial fixed assets                                    2        20                    2                   24
                                                                 --------- --------- -------------------- --------- ----------
OPERATING PROFIT BEFORE TAXES                                       2,347       328        270       441       227      3,613
Taxes                                                                 584       124         84       145        61        998
                                                                 --------- --------- -------------------- --------- ----------
OPERATING PROFIT AFTER TAXES                                        1,763       204        186       296       166      2,615
Extraordinary results after taxes                                                                    867                  867
                                                                 --------- --------- -------------------- --------- ----------
GROUP PROFIT AFTER TAXES                                            1,763       204        186     1,163       166      3,482
Minority interests                                                     99        17          3       133                  252
                                                                 --------- --------- -------------------- --------- ----------
NET PROFIT                                                          1,664       187        183     1,030       166      3,230
                                                                 ========= ========= ==================== ========= ==========


BREAKDOWN PROFIT & LOSS ACCOUNT 2000
(in millions of euros)
                                                                                                           LEASE
                                                                     C&CC       WCS      PC&AM        CC   HOLDING      GROUP

Net interest revenue                                                6,970     1,683        393       146       212      9,404
Net commissions                                                     1,988     2,819        920                 153      5,880
Results from financial transactions                                   266     1,456         23     (176)                1,569
Other revenue                                                         802       436        115                 263      1,616
                                                                 --------- --------- -------------------- --------- ----------
TOTAL REVENUE                                                      10,026     6,394      1,451      (30)       628     18,469
OPERATING EXPENSES                                                  6,809     5,175        992     (200)       426     13,202
                                                                 --------- --------- -------------------- --------- ----------
OPERATING RESULT                                                    3,217     1,219        459       170       202      5,267
Provisioning for loan losses                                          612       148          1     (229)        53        585
Value adj. to financial fixed assets                                           (43)                                      (43)
                                                                 --------- --------- -------------------- --------- ----------
OPERATING PROFIT BEFORE TAXES                                       2,605     1,114        458       399       149      4,725
Taxes                                                                 700       285        138       163        38      1,324
                                                                 --------- --------- -------------------- --------- ----------
OPERATING PROFIT AFTER TAXES                                        1,905       829        320       236       111      3,401
Extraordinary results after taxes                                                                  (599)                (599)
                                                                 --------- --------- -------------------- --------- ----------
GROUP PROFIT AFTER TAXES                                            1,905       829        320     (363)       111      2,802
Minority interests                                                    129        19         25       129         2        304
                                                                 --------- --------- -------------------- --------- ----------
NET PROFIT                                                          1,776       810        295     (492)       109      2,498
                                                                 ========= ========= ==================== ========= ==========
